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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


02005341

SEC FILE NUMBER
8- 44179

JAN 23 2002

359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2000 (MM/DD/YY) AND ENDING 9/30/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTMENTS FOR YOU, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

U.S. POST OFFICE DELAYED

1040 N. MAPLE ST., SUITE A
(No. and Street)

MARYSVILLE, OH 43040
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Max C. Bingman 937-644-1661
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ PARTNERS, LLP
(Name — *if individual, state last, first, middle name*)

500 S. FRONT STREET, COLUMBUS, OHIO 43218
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 31 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Max C. Bingman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENTS FOR YOU, INC., as of SEPTEMBER 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Max C. Bingman
Signature

PRESIDENT
Title

Susan L. Dearth
Notary Public
SUSAN L. DEARTH, Notary Public
State of Ohio
My Commission Expires 1-2-2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS FOR YOU, INC.

FINANCIAL STATEMENTS

* * * * * *

September 30, 2001 and 2000



JAN 23 2002

INVESTMENTS FOR YOU, INC.

CONTENTS

Supplemental Information


GBQ
Partners
Certified Public
Accountants
and Consultants

GBQ Partners LLP
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

INDEPENDENT AUDITORS' REPORT

We have audited the balance sheets of Investments For You, Inc. as of September 30, 2001 and 2000, and the related statements of income, retained earnings, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments For You, Inc. at September 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GBQ Partners LLP

Columbus, Ohio
November 14, 2001

INVESTMENTS FOR YOU, INC.

BALANCE SHEETS
As of September 30, 2001 and 2000

ASSETS

	2001	2000
Current Assets		
Cash - WECU Credit Union	$182.77	$309.08
Cash - Pioneer Cash Reserve	11,538.80	27,450.44
Commissions Receivable	7,023.48	994.57
Prepaid NASD Fees	574.50	438.50
Total Current Assets	$19,319.55	$29,192.59
Fixed Assets		
Furniture, Fixtures, & Equipment	$2,325.19	$2,325.19
Less: Accumulated Depreciation	(2,325.19)	(2,325.19)
Total Fixed Assets	$0.00	$0.00
Other Assets		
Organizational Costs	75.00	75.00
Less: Accumulated Amortization	(75.00)	(67.50)
Total Other Assets	$0.00	$7.50
TOTAL ASSETS	$19,319.55	$29,200.09

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Current Liabilities		
Commissions Payable	$5,930.62	$16,055.52
Federal Income Taxes - Current	0.00	368.00
City Income Taxes - Current	0.00	20.00
Total Current Liablilities	$5,930.62	$16,443.52
Total Liabilities	$5,930.62	$16,443.52
Stockholder's Equity		
Common Stock (Note 2)	$500.00	$500.00
Additional Paid in Capital	3,000.00	3,000.00
Retained Earnings	9,888.93	9,256.57
	13,388.93	12,756.57
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$19,319.55	$29,200.09

The accompanying notes and supplemental information are an integral part of these financial statements.

INVESTMENTS FOR YOU, INC.

INCOME STATEMENTS
For the years ending September 30, 2001 and 2000

	2001	2000
REVENUE		
Commissions income	$334,717.28	$298,937.22
Total Revenue	$334,717.28	$298,937.22
COST OF SALES		
Commissions	$288,683.20	$259,882.48
Shipping Charges	$0.00	$268.66
Sales Meetings Expenses	$3,018.22	$286.83
Total Cost of Sales	$291,701.42	$260,437.97
GROSS MARGIN	$43,015.86	$38,499.25
EXPENSES		
Officer's Compensation	$0.00	$12,100.00
Amortization	7.50	7.50
Bonding	380.00	(51.00)
Dues & Subscriptions	798.00	1,150.00
Public Relations Promotion	1,679.80	1,658.77
Postage	563.00	165.00
Broker/Dealer Licenses	870.00	0.00
Advertising	320.45	0.00
Rent	0.00	800.00
Travel	1,850.58	0.00
Management Fees	20,830.49	17,676.31
Legal & Professional Fees	2,500.00	2,425.50
Supplies	13,640.92	497.04
State Franchise Tax	128.00	50.00
City Income Tax	0.00	20.00
Total Expenses	$43,568.74	$36,499.12
INCOME(LOSS) FROM OPERATIONS	($552.88)	$2,000.13
OTHER INCOME		
Dividend Income	$1,016.83	$925.37
Interest Income	168.41	174.87
Total Other Income	$1,185.24	$1,100.24
NET INCOME(LOSS) BEFORE FEDERAL INCOME TAX	$632.36	$3,100.37
FEDERAL INCOME TAX - CURRENT	$0.00	$368.00
Total Federal Income Tax	$0.00	$368.00
NET INCOME(LOSS)	$632.36	$2,732.37
BASIC AND DILUTED EARNINGS(LOSS) PER SHARE	$12.65	$54.65

The accompanying notes and supplemental information are an integral part of these financial statements.

INVESTMENTS FOR YOU, INC.

STATEMENTS OF RETAINED EARNINGS
For the years ending September 30, 2001 and 2000

	September 30, 2001	September 30, 2000
Retained Earnings at Beginning of Period	$9,256.57	$6,524.20
Add: Net Income(Loss)	632.36	2,732.37
Retained Earnings at End of Period	$9,888.93	$9,256.57

The accompanying notes and supplemental information are an integral part of these financial statements.

INVESTMENTS FOR YOU, INC.

STATEMENTS OF CASH FLOWS
For the year ending September 30, 2001 and 2000

	September 30, 2001	September 30, 2000
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME(LOSS)	$632.36	$2,732.37
Adjustment to reconcile net income to net cash provided by operating activities:		
Amortization	7.50	7.50
(Increase) decrease in:		
Commissions Receivable	(6,028.91)	2,427.66
Prepaid NASD Fees	(136.00)	(438.50)
Increase (Decrease) in:		
Commissions Payable	(10,124.90)	15,840.47
Federal Income Tax - Current	(368.00)	258.00
City Income Tax - Current	(20.00)	9.00
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	($16,037.95)	$20,836.50
CASH FLOWS FROM FINANCING ACTIVITES		
Loans from (to) Stockholder	$0.00	$0.00
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	$0.00	$0.00
NET INCREASE(DECREASE) IN CASH	(16,037.95)	20,836.50
CASH AT BEGINNING OF PERIOD	27,759.52	6,923.02
CASH AT END OF PERIOD	$11,721.57	$27,759.52

SUPPLEMENTAL DISCLOSURES

Company considers all cash and cash equivalents maturing in less than three months to be cash. Cash paid for income taxes was as follows:

	September 30, 2001	September 30, 2000
Income Taxes Paid	$516.00	$180.00

The accompanying notes and supplemental information are an integral part of these financial statements.

INVESTMENTS FOR YOU, INC.

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is in the securities business selling exclusively shares of stock in investment companies, commonly referred to as mutual funds. The Company is required to meet the rules and regulations of the Securities and Exchange Commission, National Association of Securities Dealers, Inc. and the State of Ohio Division of Securities.

The Company was established October 1, 1991 with a fiscal year end of September 30. The Company was approved by the National Association of Securities Dealers, Inc. on April 1, 1992 to conduct securites transactions.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture, fixtures and equipment are stated at cost. Depreciation is calculated under the straight-line method over five years.

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company is located in office space with the President's other business. The Company was obligated to pay minimum rent of $200.00 per month plus contingent rents based on the Company's gross revenue for office space and services provided. The rental expense for September 30, 2000 was $800. Effective February 2000, the Company is obligated to pay 6% of gross commissions in the form of a management fee. This management fee will cover, but is not limited to, managing and maintaining all books and records of the Company, rent, telephones and secretarial support. The management fee expense for September 30, 2001 and 2000 were $20,830 and $17,676, respectively.

NOTE 2 - CAPITAL

The Company has 750 authorized shares of common stock, no-par value, with 50 shares issued and outstanding all of which are owned by the Company's President, Max C. Bingman. The Company also has $3,000.00 of additional paid in capital, which represents cash contributed by the Company's President, so as to satisfy the Basic Net Capital Requirement of the National Association of Securities Dealers, Inc.

Effective February 2000, the President entered into a management agreement which permits him, at his sole discretion, to transfer no more than 40% of the stock outstanding to one of the Company's registered representatives over the next five years. As of September 30, 2001, no shares of stock have been transfered.

Note 3

During fiscal year 2000, the President has expanded the Company to include additional registered representatives under his supervision so that substantially all of the company's revenue is not solely dependent upon him.

NOTE 4 - INCOME TAXES

The provision for Federal income taxes consists of the following:

	Year ending September 30 2001	2000
Current	$ 0.00	$ 368.00

Following is a reconciliation between book income and taxable income:

	Year ending September 30 2001	2000
Net income(loss) before Federal income taxes (Rounded)	$ 632	$3,100
Dividends received deduction (70% Exclusion)	(712)	(648)
Taxable income(loss)	($ 78)	$2,452
Tax Liability (15%)	-0-	368

SUPPLEMENTAL INFORMATION

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL
As of September 30, 2001 and 2000

	September 30, 2001	September 30, 2000
Total ownership equity qualified for net capital	$13,388.93	$12,756.57
Increase (Decrease) Non-allowable assets	(574.50)	(445.50)
Haircuts on securities	(231.00)	(549.00)
Audited Net Capital	$12,583.43	$11,762.07
Unaudited Net Capital per Focus Report	12,583.43	11,762.07
Difference	($0.00)	$0.00

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1
As of September 30, 2001 and 2000

	September 30, 2001	September 30, 2000
Total Assets	$19,319.55	$29,200.09
Total Liabilities (exclusive of subordinated debt)	(5,930.62)	(16,443.52)
Net Worth	13,388.93	12,756.57
Increase (Decrease) Non-allowable assets	(574.50)	(445.50)
Haircuts on securities	(231.00)	(549.00)
Audited Net Capital	$12,583.43	$11,762.07
Unaudited Net Capital per Focus Report	12,583.43	11,762.07
Difference	$0.00	$0.00


GBQ
Certified Public
Accountants
and Consultants
Partners

GBQ Partners LLP
P.O. Box 182108
Columbus, OH 43218-2108

500 South Front Street, Suite 700
Columbus, Ohio 43215

614.221.1120
Fax 614.227.6999
www.gbq.com

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the basic financial statements and supplemental information of Investments For You, Inc. (the Company), for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in.

accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealer, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Columbus, Ohio
November 14, 2001